Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

In management’s opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the “Fund”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 18, 2006. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, independent Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the external auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

“signed”	“signed”
Gordon J. Kerr	Robert J. Waters
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
February 18, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Unitholders of Enerplus Resources Fund:

We have audited the consolidated balance sheets of Enerplus Resources Fund (the “Fund”) as at December 31, 2005 and 2004 and the consolidated statements of income, accumulated income, accumulated cash distributions and cash flows for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly we express no such opinion.

DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants                                     “signed”
Calgary, Alberta
February 18, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31 (CDN$ thousands)	2005	2004
Assets
Current assets
Cash	$10,093	$-
Accounts receivable	170,623	107,996
Deferred financial assets (Note 3)	49,874	-
Other current	26,751	9,602
	257,341	117,598
Property, plant and equipment (Note 5)	3,650,327	3,029,007
Goodwill (Note 7)	221,234	29,082
Deferred charges (Note 8)	1,721	5,061
	$4,130,623	$3,180,748
Liabilities
Current liabilities
Accounts payable	$316,875	$179,568
Distributions payable to unitholders	49,367	36,443
Deferred credits (Note 3)	57,368	42,303
	423,610	258,314
Long-term debt (Note 8)	659,918	584,991
Future income taxes (Note 11)	442,970	235,551
Asset retirement obligations (Note 4)	110,606	105,978
	1,213,494	926,520
Equity
Unitholders’ capital (Note 10)	3,410,614	2,831,277
Accumulated income	1,408,178	976,137
Accumulated cash distributions	(2,309,705)	(1,811,500)
Cumulative translation adjustment (Note 1(j))	(15,568)	-
	2,493,519	1,995,914
	$4,130,623	$3,180,748

Signed on behalf of the Board of Directors:

"Signed"	"Signed"
Douglas R. Martin Director	Robert L. Normand Director

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (CDN$ thousands except per trust unit amounts)	2005	2004
Revenues
Oil and gas sales	$1,550,569	$1,149,765
Royalties	(296,983)	(230,954)
Derivative instruments (Notes 3 and 12)
Financial contracts - qualified hedges	(27,256)	(18,167)
Other financial contracts	(82,664)	(117,213)
Interest and other income	11,064	2,095
	1,154,730	785,526
Expenses
Operating	216,808	196,451
General and administrative (Note 10(b))	40,375	33,863
Transportation	26,915	25,119
Interest on long-term debt (Note 8)	25,791	20,737
Foreign exchange loss/(gain) (Note 9)	1,677	(5,018)
Depletion, depreciation, amortization and accretion	386,545	326,269
	698,111	597,421
Income before taxes	456,619	188,105
Capital taxes	6,486	6,612
Current taxes	2,764	-
Future income tax expense/(recovery) (Note 11)	15,328	(76,823)
Net Income	$432,041	$258,316
Net income per trust unit
Basic	$3.96	$2.60
Diluted	$3.95	$2.60
Weighted average number of trust units outstanding (thousands)
Basic	109,083	99,273
Diluted	109,371	99,416

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

For the year ended December 31 (CDN$ thousands)	2005	2004
Accumulated income, beginning of year	$976,137	$717,821
Net income	432,041	258,316
Accumulated income, end of year	$1,408,178	$976,137

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (CDN$ thousands)	2005	2004
Operating Activities
Net income	$432,041	$258,316
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	386,545	326,269
Non-cash financial contracts	(32,679)	39,160
Non-cash foreign exchange gain (Note 9)	(2,036)	(4,795)
Unit based compensation (Notes 2 and 10)	3,040	4,668
Future income tax expense/(recovery) (Note 11)	15,328	(76,823)
Asset retirement costs settled (Note 4)	(7,829)	(6,826)
	794,410	539,969
Decrease / (Increase) in non-cash working capital	(19,777)	15,091
	774,633	555,060
Financing Activities
Issue of trust units, net of issue costs (Note 10)	507,209	314,309
Cash distributions to unitholders	(498,205)	(423,311)
Increase in bank credit facilities (Note 8)	76,963	251,669
Decrease in non-cash financing working capital	12,924	3,421
	98,891	146,088
Investing Activities
Capital expenditures	(373,032)	(209,052)
Property acquisitions (Note 6)	(123,896)	(504,857)
Property dispositions	66,511	31,742
Corporate acquisitions, net of cash acquired (Note 7)	(483,014)	(121,171)
Decrease in non-cash investing working capital	51,045	21,774
	(862,386)	(781,564)
Effect of exchange rate changes on cash	(1,045)	-
Change in cash	10,093	(80,416)
Cash, beginning of year	-	80,416
Cash, end of year	$10,093	$-

Supplementary Cash Flow Information
Cash income taxes paid	$2,669	$-
Cash interest paid	$24,220	$19,196

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

For the year ended December 31 (CDN$ thousands)	2005	2004
Accumulated cash distributions, beginning of year	$1,811,500	$1,388,189
Cash distributions	498,205	423,311
Accumulated cash distributions, end of year	$2,309,705	$1,811,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus Resources Fund (“Enerplus” or the “Fund”) prepares the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation between Canadian GAAP and United States of America GAAP is disclosed in Note 15. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc., its wholly-owned subsidiary, Enerplus Resources Corporation (“ERC”) and CIBC Mellon Trust Company as Trustee. The beneficiaries of the Fund (the “unitholders”) are holders of the trust units issued by the Fund. As a trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund’s financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated.

(b) Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers based on volumes delivered and contractual delivery points and price. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement with a private company that is structured as a net profits interest. The results from operations included in the Fund's consolidated financial statements for these properties are reduced for this net profits interest.

(c) Property, Plant and Equipment (“PP&E”)

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

(d) Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the “impairment test”). The Fund performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country’s PP&E exceeds the estimated undiscounted future net cash flows associated with the country’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country’s proved and probable reserves are charged to income. Reserves are determined pursuant to National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

(e) Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-production method, based on the country’s share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(f) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(g) Asset Retirement Obligations

The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

(h) Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on Canadian income that is not distributed or distributable to the Fund’s unitholders. In the Trust structure, payments made between the Canadian operating entities and the Fund, ultimately transfers both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments. As the Canadian operating entities transfer all of their Canadian taxable income to the Fund, no provision for current Canadian income tax has been made by any Canadian operating entity.

The U.S. operating entity is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations. Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law. A provision has been setup to reflect these current U.S. income taxes.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the financial statements of the Fund’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

(i) Financial Instruments

The Fund is exposed to market risks resulting from fluctuations in commodity prices and interest rates in the normal course of operations. The Fund uses various types of financial instruments to manage these market risks. Prior to December 31, 2005, the Fund designated certain commodity contracts and interest rate swaps as qualified hedges. Effective December 31, 2005, the Fund elected to stop designating commodity contracts as qualified hedges. The fair value of the former commodity hedges has been recorded as a financial liability with an offset to deferred financial assets. The deferred financial asset will be amortized over the remaining lives of the associated financial contracts. The fair value of the financial liability will be determined at each period end with any resulting change in fair value being taken into income in that period.

The gain or loss in fair value of all financial contracts that had not previously qualified for hedge accounting are taken into income during the period of change and charged to deferred credits or deferred charges on the balance sheet.

Proceeds or costs realized from holding interest rate swaps are recognized at the time each transaction under a contract is settled and is recorded in interest expense. The Fund has designated the interest rate swaps as qualified hedges and these swaps are evaluated quarterly to ensure they effectively hedge the underlying interest rate.

(j) Foreign Currency Translation

The Fund’s U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the foreign currency translation adjustment as part of unitholders’ equity.

Other monetary assets and liabilities, not related to the Fund’s U.S. operations, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. The other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expenses are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

2. CHANGES IN ACCOUNTING POLICIES

Unit Based Compensation

Generally accepted accounting principles require the Fund to estimate the fair value of unit options issued under its unit based compensation programs and recognize this amount as compensation expense in the income statement over the respective vesting period with a credit to contributed surplus. Prior to October 1, 2005, the Fund measured unit based compensation based on the intrinsic value of the rights and recognized the amount in income over the vesting period. After the rights vested, changes in the intrinsic value were recognized in income in the period of change. The intrinsic value was determined as the excess of the trust unit price over the exercise price of the right at the date of exercise, or the date of the financial statements for the unexercised rights. The change in value was reflected in general and administrative expenses (“G&A”) and contributed surplus. Cash received upon exercise of the rights and the related amount of contributed surplus was credited to unitholders’ capital.

On October 1, 2005 the Fund retroactively adopted the fair value method of accounting for the trust unit rights incentive plan to January 1, 2003. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital. The impact of the adoption on our 2003 and 2004 reported earnings was not material and therefore prior period financial statements have not been restated.

For the year ended December 31, 2005, the fair value methodology resulted in a compensation expense of $3,040,000 compared to an $18,688,000 compensation expense calculated under the intrinsic methodology.

3. DEFERRED FINANCIAL ASSETS AND DEFERRED CREDITS

Current Deferred Financial Assets ($ thousands)
Deferred financial asset as at December 31, 2004	$-
Deferred financial asset recorded upon termination of hedging relationships (1)	49,874
Deferred financial asset as at December 31, 2005	$49,874
(1) Represents the fair value of financial contracts on December 31, 2005 for which hedge accounting is no longer applied. This deferred financial asset will be amortized over the remaining lives of the associated financial contracts.

Current Deferred Credits ($ thousands)
Deferred credits as at December 31, 2004	$42,303
Financial contract assumed through Lyco acquisition	1,014
Financial liability recorded upon termination of hedging relationships(1)	49,874
Change in fair value - other financial contracts(2)	(35,823)
Deferred credits as at December 31, 2005	$57,368
(1) Represents the fair value of financial contracts on December 31, 2005 for which hedge accounting is no longer applied.
(2) Changes in the fair value of financial contracts that do not qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

The following table summarizes the income statement effects of other financial contracts:

Other Financial Contracts ($ thousands)	2005	2004
Change in fair value	$(35,823)	$21,288
Amortization of deferred financial assets	3,144	17,872
Realized cash costs, net	115,343	78,053
Other financial contracts	$82,664	$117,213

During the year ended December 31, 2005, the Fund realized cash costs of $27,256,000 (net gains and losses) from financial contracts that qualified as hedges compared to cash costs of $18,167,000 during 2004.

4. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Fund’s net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $110,606,000 at December 31, 2005 compared to $105,978,000 at December 31, 2004 based on a total liability of $422,045,000 and $383,942,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2026 and 2035. To calculate the present value of the asset retirement obligations for 2005 the Fund used a weighted credit-adjusted rate of approximately 6.3% (2004 - 6.5%) and an inflation rate of 2.0% for both years. Settlements during the year approximated our estimates and as a result, no gains or losses were recognized.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	2005	2004
Asset retirement obligations, beginning of year	$105,978	$63,936
Changes in estimates	8,764	23,100
Acquisition and development activity	6,791	23,723
Dispositions	(9,413)	(3,000)
Retirement obligations settled	(7,829)	(6,826)
Accretion expense	6,315	5,045
Asset retirement obligations, end of year	$110,606	$105,978

5. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2005	2004
Property, plant and equipment	$5,306,137	$4,305,584
Accumulated depletion, depreciation and accretion	(1,655,810)	(1,276,577)
Net property, plant and equipment	$3,650,327	$3,029,007

Capitalized development G&A of $11,571,000 (2004 - $8,451,000) is included in PP&E and the depletion and depreciation calculation includes future capital costs of $464,423,000 (2004 - $279,700,000) included in our reserve reports. Excluded from PP&E for the depletion and depreciation calculation is $61,795,000 (2004 - $28,574,000) related to the Joslyn development project that has not commenced commercial production.

An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2005 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund’s PP&E.

The following table outlines benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centres at December 31, 2005:

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude(1) CDN$/bbl	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf
2006	$60.81	$0.85	$70.07	$11.58
2007	61.61	0.85	70.99	10.84
2008	54.60	0.85	62.73	8.95
2009	50.19	0.85	57.53	7.87
2010	47.76	0.85	54.65	7.57
Thereafter	+ 1.5%	0.85	+ 1.5%	*
(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to the Fund
* Escalation varies after 2010

6. PROPERTY ACQUISITIONS

Assets of Sleeping Giant LLC (“Sleeping Giant”)

On October 4, 2005 the Fund acquired all ownership interests and retired the debt of Sleeping Giant, a private U.S. company holding additional working interests in certain properties of Lyco Energy Corporation for total cash consideration of $111,914,000 which was financed through existing credit facilities. The fair value of this consideration was allocated to cash and positive working capital assumed of $5,754,000 and PP&E of $106,160,000. This acquisition has been accounted for as an asset acquisition. The operating results of Sleeping Giant subsequent to October 4, 2005 are included in the Fund’s consolidated financial statements.

Assets of ChevronTexaco Corporation (“ChevronTexaco”)

On June 30, 2004 the Fund acquired certain oil and natural gas properties from ChevronTexaco. Total consideration was $467,199,000 financed concurrently by subscription receipts issued on June 15, 2004 and available lines of credit. Results from operations have been included in Enerplus’ financial results from June 30, 2004 forward.

7. CORPORATE ACQUISITIONS

The allocation to the fair value of the assets acquired and liabilities assumed plus the future income tax cost are summarized as follows:

($ thousands)	2005 Lyco	2005 TriLoch	2004 Ice Energy
Property, plant and equipment	$506,379	$77,786	$130,544
Goodwill (with no tax base)	179,019	18,450	29,082
Future income taxes	(179,019)	(18,450)	(29,082)
	506,379	77,786	130,544
Cash	27,231	-	-
Non-cash working capital deficiency	(31,664)	(399)	(9,373)
Net assets acquired	$501,946	$77,387	$121,171

Goodwill is comprised of the following:

($ thousands)
Goodwill as at December 31, 2004	$29,082
Lyco acquisition	179,019
TriLoch acquisition	18,450
Foreign exchange (1)	(5,317)
Goodwill as at December 31, 2005	$221,234
(1) The foreign exchange results from the translation of the Lyco goodwill at the period end rate.

Lyco Energy Corporation (“Lyco”)

On August 30, 2005 the Fund acquired all the outstanding common shares and retired the debt including all outstanding mandatorily redeemable preferred shares of Lyco, a private U.S. company operating in the states of Montana and North Dakota. Total consideration was approximately $501,946,000, and the Fund assumed a net working capital deficiency of $4,433,000. Goodwill of $179,019,000 was recorded based on the excess of the consideration paid over the value assigned to the identifiable assets and liabilities including the future income tax liability. The acquisition, which was financed through an equity offering and available credit facilities, has been accounted for using the purchase method of accounting for business combinations. Results from the operations of Lyco subsequent to August 30, 2005 are included in the Fund’s consolidated financial statements.

TriLoch Resources Inc. (“TriLoch”)

On July 1, 2005 the Fund acquired all the outstanding common shares of TriLoch, a public Alberta corporation operating in southern Alberta, in exchange for 1,632,516 trust units of the Fund with a recorded value of $69,088,000. The trust unit value was based on the weighted average price of the Fund’s trust units on the Toronto Stock Exchange during the five day trading period surrounding the announcement of the TriLoch transaction. Total consideration was $77,387,000 consisting of units, deal costs and the retirement of TriLoch’s bank indebtedness. The Fund also assumed a working capital deficiency of $399,000. Goodwill of $18,450,000 has been recorded as a result of the excess of the consideration paid over the value allocated to the identifiable assets and liabilities including the future income tax liability. This acquisition has been accounted for using the purchase method of accounting for business combinations. Results from the operations of TriLoch subsequent to July 1, 2005 are included in the Fund’s consolidated financial statements.

Ice Energy Limited (“Ice Energy”)

On January 7, 2004 the Fund acquired all of the outstanding common shares of Ice Energy for total consideration of $121,171,000. The excess of the consideration paid over the fair value of the identifiable assets and liabilities resulted in the recording of $29,082,000 of goodwill. Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations. Results from operations of Ice Energy subsequent to January 7, 2004 are included in the Fund’s consolidated financial statements.

8. LONG-TERM DEBT

($ thousands)	2005	2004
Bank credit facilities (a)	$328,632	$251,669
Senior notes (b)
US $175 million (issued June 19, 2002)	268,328	268,328
US $54 million (issued October 1, 2003)	62,958	64,994
Total long-term debt	$659,918	$584,991

(a) Unsecured Bank Credit Facilities

In November 2004 the Fund negotiated an $850,000,000 unsecured covenant based three year term facility. Enerplus has the ability to extend the facility each year or repay the entire balance at the end of the three year term. During 2005, the facility was extended until November 2008. At December 31, 2005, Enerplus had available credit of $521,368,000 under this facility. The facility is extendible each year with a bullet payment required at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and banker’s acceptance loans. This facility carries floating interest rates that are expected to range between 60.0 and 115.0 basis points over Bankers Acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes and non-cash items. The effective interest rate on the facilities for the year ended December 31, 2005 was 3.4% (2004 - 3.1%).

(b)	Senior Unsecured Notes

On October 1, 2003 Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. Costs incurred in connection with issuing the notes in the amount of $475,000 are classified as deferred charges on the balance sheet and are being amortized as a part of depletion, depreciation, amortization and accretion (“DDA&A”) over the term of the notes. At December 31, 2005, the amount remaining to be amortized associated with these costs was $386,000 (2004 - $425,000). The notes are subject to fluctuations in foreign exchange rates.

On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Costs incurred in connection with issuing the notes in the amount of $1,892,000 are classified as deferred charges on the balance sheet and are being amortized to DDA&A over the term of the notes. At December 31, 2005, the amount remaining to be amortized was $1,335,000 (2004 - $1,492,000). Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a cross currency swap with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian banker’s acceptances, plus 1.18%.

The bank credit facilities and the senior notes (the “Combined Facilities”) are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders. However, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

9. FOREIGN EXCHANGE

($ thousands)	2005	2004
Unrealized foreign exchange gain on translation of U.S. dollar denominated senior notes	$(2,036)	$(4,795)
Realized foreign exchange loss/(gain)	3,713	(223)
Foreign exchange loss/(gain)	$1,677	$(5,018)

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the year.

10. FUND CAPITAL

(a) Unitholders’ Capital

Trust Units

Authorized: Unlimited number of trust units

(thousands)	2005		2004
Issued:	Units	Amount	Units	Amount
Balance before Contributed Surplus, beginning of year	104,124	$2,826,641	94,349	$2,510,011
Issued for cash:
Pursuant to public offerings	10,638	466,885	8,800	286,248
Pursuant to rights plans	805	24,737	648	16,947
Trust unit rights incentive plan (non- cash) - exercised	-	2,163	-	1,396
DRIP*, net of redemptions	339	15,613	302	11,114
Issued for acquisition of corporate and property interests (non-cash)	1,633	69,062	25	925
	117,539	3,405,101	104,124	2,826,641
Contributed Surplus (Trust Unit Rights Plan)	-	5,513	-	4,636
Balance, end of year	117,539	$3,410,614	104,124	$2,831,277
* Distribution Reinvestment and Unit Purchase Plan

Contributed surplus ($ thousands)	2005	2004
Balance, beginning of year	$4,636	$1,364
Trust unit rights incentive plan (non-cash) - exercised	(2,163)	(1,396)
Trust unit rights incentive plan (non-cash) - expensed	3,040	4,668
Balance, end of year	$5,513	$4,636

On August 9, 2005 the Fund completed a Canadian equity offering of 10,637,500 subscription receipts at a price of $46.25 per subscription receipt for gross proceeds of $491,984,000 ($466,885,000 net of issuance costs). The subscription receipts were exchanged for an equal number of trust units on August 30, 2005 upon the closing of the Lyco transaction. The holders of the subscription receipts received the August 2005 cash distribution of $0.37 per trust unit and this amount has been included in cash distributions to unitholders.

On July 1, 2005 the Fund issued 1,632,516 trust units pursuant to the acquisition of TriLoch valued at $42.32 per trust unit, being the weighted average trading price of the Fund’s trust units on the Toronto Stock Exchange during the five day trading period surrounding the announcement of the TriLoch transaction, for a recorded value of $69,088,000 ($69,062,000 net of issuance costs).

On June 15, 2004 Enerplus completed an equity offering of 8,800,000 subscription receipts at a price of $34.30 per subscription receipt for gross proceeds of $301,840,000 ($286,248,000 net of issuance costs). The subscription receipts were exchanged for trust units on June 30, 2004 upon closing of the ChevronTexaco asset acquisition. The holders of the subscription receipts received the June 2004 cash distribution of $0.35 per trust unit and this amount has been included in cash distributions to unitholders.

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units, however the 5% discount does not apply.

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument.

(b) Trust Unit Rights Incentive Plan

As at December 31, 2005 a total of 2,621,000 rights issued pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $42.80 were outstanding. This represents 2.2% of the total trust units outstanding of which 643,000 rights with an average exercise price of $32.46 were exercisable. Under the Rights Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter, may result in a reduction in the exercise price of the rights. Results for the year ended December 31, 2005 reduced the exercise price of the outstanding rights by $1.64 per trust unit of which a $0.41 reduction is effective January 2006 and a $0.48 reduction is effective April 2006. Plan members have the choice to exercise rights using the original exercise price or a reduced strike price, should a reduction take place. In certain circumstances, it may be more advantageous to use the original exercise price as it could effectively lower the plan member’s tax rate on the transaction.

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2005	2004
Dividend yield	8.97%	10.45%
Right’s exercise price reduction	$1.43	$1.05
Volatility	21.46%	20.77%
Risk-free interest rate	3.70%	3.63%
Forfeiture rate	4.60%	5.80%

The fair value of the rights granted under the plan ranged between 7% and 10% of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $3,040,000 of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $6,380,000 at December 31, 2005 will be recognized in earnings over the remaining vesting period of the rights. Activity for the rights issued pursuant to the Rights Plan is as follows:

	2005		2004
	Number of Rights (000’s)	Weighted Average Exercise Price(1)	Number of Rights (000’s)	Weighted Average Exercise Price(1)
Trust unit rights outstanding
Beginning of year	2,401	$34.33	2,192	$30.05
Granted	1,125	53.07	1,002	40.22
Exercised	(805)	30.72	(644)	26.16
Cancelled	(100)	37.15	(149)	30.94
End of year	2,621	42.80	2,401	34.33
Rights exercisable at the end of the year	643	$32.46	551	$27.84
(1) Exercise price reflects grant prices less reduction in strike price discussed above.

The following table summarizes information with respect to outstanding Unit Rights as at December 31, 2005. Unit rights vest between one and three years and expire between four and six years.

Rights Outstanding at December 31, 2005 (000’s)	Original Exercise Price	Exercise Price after Price Reductions	Expiry Date December 31	Rights Exercisable at December 31, 2005 (000’s)
14	$24.50	$20.31	2007	14
1	26.40	22.33	2008	1
2	27.33	23.33	2008	2
162	26.09	22.23	2008	162
33	27.70	24.04	2009	11
47	33.00	29.65	2009	26
31	36.00	33.03	2009	18
404	37.62	35.04	2009	199
33	40.70	38.51	2010	7
51	37.25	35.43	2010	-
88	38.83	37.41	2010	8
645	40.80	39.73	2010	195
121	45.55	44.80	2011	-
132	44.86	44.46	2011	-
169	49.75	49.75	2011	-
688	56.93	56.93	2011	-
2,621	$44.03	$42.80		643

Non-cash compensation costs of $3,040,000 ($0.03 per unit) related to the rights issued since January 1, 2003 have been charged to G&A expense during 2005 compared to $4,668,000 ($0.05 per unit) during 2004.

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had the Canadian Institute of Chartered Accountants Handbook (“CICA”) section 3870 been applied retroactive to 2002.

($ thousands, except per unit amounts)	2005	2004
Net income as reported	$432,041	$258,316
Compensation expense for rights issued in 2002	(160)	(4,734)
Pro forma net income	$431,881	$253,582
Net income per trust unit - basic
Reported	$3.96	$2.60
Pro forma	$3.96	$2.55
Net income per trust unit - diluted
Reported	$3.95	$2.60
Pro forma	$3.95	$2.55

(c)	Basic and Diluted per Trust Unit Calculations

Net income per trust unit has been determined based on the following:

(thousands)	2005	2004
Weighted average units	109,083	99,273
Dilutive impact of rights	288	143
Diluted trust units	109,371	99,416

In calculating the weighted average number of diluted units outstanding for the year ended December 31, 2005, we excluded 132,511 rights (2004 - 40,929), because their exercise price was greater than the annual average unit market price in those periods. During the last two years, outstanding rights were the only potential dilutive instrument.

11. INCOME TAXES

(a) Enerplus Resources Fund

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund’s income that is not allocated to the Fund’s unitholders is taxable. The Fund intends to allocate all income to unitholders.

For 2005, the Fund had taxable income of $451,000,000 (2004 - $381,000,000) or $4.05 per trust unit (2004 - $3.77 per trust unit). Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense (“COGPE”) and trust unit issue costs.

The amounts of COGPE and issue costs remaining in the Fund at December 31, 2005 are $466,700,000 and $40,109,000 respectively (2004 - $506,985,000 and $32,297,000).

(b) Corporate Subsidiaries

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	2005	2004
Excess of net book value of property, plant and equipment over the underlying tax bases	$485,965	$285,606
Asset retirement obligations	(37,976)	(35,945)
Deferred hedging and other	(5,019)	(14,110)
Future income tax liability	$442,970	$235,551

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2005	2004
Income before taxes	$456,619	$188,105
Computed income tax expense at the enacted rate of 38.01% (38.86% for 2004)	$173,564	$73,098
Increase (decrease) resulting from:
Net income attributed to the Fund	(172,463)	(153,686)
Non-deductible crown royalties	30,652	38,647
Resource allowance	(37,047)	(35,966)
Amended returns and pool balances	16,544	(105)
Change in tax rate	-	(5,700)
Tax rate differentials (1)	628	-
Other	6,214	6,889
	$18,092	$(76,823)

Future income tax expense / (recovery)	$15,328	$(76,823)
Current tax	$2,764	$-
(1) The corporate income tax rate in the U.S. is 40.75%.

12. FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, deferred financial assets, other current assets, a portion of deferred charges, current liabilities and long-term debt.

The carrying value of cash, accounts receivable, current liabilities and the outstanding bank credit facility balances approximate their fair value. Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at December 31, 2005 exceeded the cost of these securities by $10,898,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions. At December 31, 2005 the fair value of the senior unsecured notes was $64,110,000 (for the US$54,000,000 notes) and $212,025,000 (for the US$175,000,000 notes), see Note 8. The balance related to derivative instruments that did not qualify for hedge accounting treatment upon adoption of AcG-13 in 2004, was fully amortized at December 31, 2005. At December 31, 2004, this balance was $3,144,000 and was included in deferred charges.

The estimated fair values have been determined based on available market information and appropriate valuation methods. The actual amounts realized may differ from these estimates.

(a) Credit Risk

Most of the Fund’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Fund manages this credit risk by entering into sales contracts with only highly rated entities and reviewing its exposure to individual entities on a regular basis. The Fund is also exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments. This credit risk is managed by the Fund by selecting financially sound counterparties.

(b) Interest Rate Risk

The Fund is exposed to movements in interest rates. Long-term debt is comprised of both variable rate bank facilities and fixed rate senior notes. The Fund monitors the interest rate forward market and through the use of interest rate swaps along with the fixed-rate notes has fixed the interest rate on approximately 21% of its debt. See part (d) below.

(c) Currency Risk

The Fund is exposed to fluctuations in foreign currency as a result of its U.S. operations and the issuance of senior unsecured notes denominated in U.S. dollars. Through the use of a financial swap, the exposure on our US$175,000,000 senior unsecured notes has been converted to Canadian dollar debt. As well, the Fund has indirect exposure to fluctuations in foreign currency as crude oil sales and a portion of natural gas sales are based on U.S. dollar indices. We have not entered into any foreign currency derivatives with respect to oil and natural gas sales.

(d) Derivative Financial Instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at December 31, 2005 with reference to forward prices and market valuations provided by third party sources.

The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.12% before banking fees that are expected to range between 0.60% and 1.15%. These interest rate swaps mature between June 2006 and January 2007. The fair value of the $75,000,000 interest rate swaps as at December 31, 2005 represents an unrealized cost of $206,000. These swaps have been designated as hedges for accounting purposes.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at December 31, 2005 represents an unrealized cost of $62,439,000 where as the fair value of the underlying debt instrument as at December 31, 2005 represents an unrealized gain of $56,303,000. The cross currency swap has been designated as a hedge for accounting purposes.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. Effective December 31, 2005, the Fund elected to stop designating commodity contracts as qualified hedges. The fair value of the financial crude oil contracts that are no longer designated as hedges for accounting purposes results in a liability of $13,321,000 (see Note 3).

The following table summarizes the Fund’s crude oil risk management positions at February 15, 2006:

	Daily Volumes	WTI US$/bbl
	bbls/day	Sold Call	Purchased Put	Sold Put
Term
January 1, 2006 - June 30, 2006
3-way option	1,500	$45.80	$31.50	$27.50
Put *	1,500	-	$41.50	-
Put	1,500	-	-	$35.00
January 1, 2006 - June 30, 2006
Costless Collar *	1,500	$35.35	$30.00	-
Costless Collar *	1,500	$37.00	$30.00	-
January 1, 2006 - December 31, 2006
Put *	1,500	-	$50.00	-
Put	1,500	-	-	$41.00
January 1, 2006 - December 31, 2006
Put *	1,500	-	$53.00	-
Put	1,500	-	-	$43.00
January 1, 2006 - December 31, 2006
Put *	1,500	-	$53.00	-
Put	1,500	-	-	$43.00
* Financial contracts that were treated as hedges during 2005, however the Fund elected to stop designating these contracts as hedges as of December 31, 2005.
The Fund did not enter into any new contracts in the fourth quarter of 2005.

Natural Gas Instruments

Enerplus has physical and financial contracts in place on its natural gas production as described below. Effective December 31, 2005, the Fund elected to stop designating commodity contracts as qualified hedges. The fair value of the financial natural gas contracts that are no longer designated as hedges for accounting purposes results in a liability of $36,553,000 (see Note 3).

The following table summarizes the Fund’s natural gas risk management positions at February 15, 2006:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps
Term
January 1, 2006 - March 31, 2006
3-way option	9.5	$9.92	$7.12	$5.80	-
Put *	9.5	-	$7.91	-	-
Put *	9.5	-	$7.91	-	-
Put *	9.5	-	$7.91	-	-
January 1, 2006 - October 31, 2006
Swap *	9.5	-	-	-	$5.47
Swap *	4.8	-	-	-	$5.25
Swap *	4.8	-	-	-	$5.24
Swap *	4.8	-	-	-	$5.28
April 1, 2006 - October 31, 2006
Put *	9.5	-	$7.38	-	-
Put *	9.5	-	$7.38	-	-
Put *	9.5	-	$7.38	-	-
2006 - 2010
Physical (escalated pricing)	2.0	-	-	-	$2.52
* Financial contracts that were treated as hedges during 2005, however the Fund elected to stop designating these contracts as hedges as of December 31, 2005.
The Fund did not enter into any new contracts in the fourth quarter of 2005.

Electricity Instrument

The Fund has an electricity swap contract that fixed the price of electricity on 5MWh of Alberta Power Pool electricity consumption at $49.99/MWh from January 1, 2006 to December 31, 2006. This has been designated as a cash flow hedge and the fair value of this instrument as at December 31, 2005 is an unrealized gain of $1,019,000. Proceeds or costs realized from the electricity hedge are recognized as operating costs.

13. COMMITMENTS AND CONTINGENCIES

(a) Pipeline Transportation

Enerplus has contracted to transport natural gas with various pipelines totaling 35.3 MMcf/day until 2008; of this amount 5 MMcf/day extends until 2015. Enerplus also has a contract to transport a minimum of 2,480 bbls/day of crude oil from the field to suitable marketing sales points until 2010.

(b) Oil Sands Lease #24

During 2002 the Fund acquired a 16% working interest in the Oil Sands Lease #24 (Joslyn Creek Lease). The acquisition included the assumption of contingent project debt that is comprised of principal of $3,360,000 plus accrued interest to December 31, 2005 of $1,281,000. Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on production hurdles with respect to development on the lease. As it is still too early in the development of this project to determine if these hurdles will be satisfied, the contingent debt has not been accrued in the consolidated financial statements.

(c) Office Lease

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire between November 2009 and January 2011. Annual costs of these lease commitments, which include rent and operating fees, amount to approximately $5,700,000.

(d) Guarantee

(i) Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain restrictions. The Fund has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(ii) The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

Enerplus has the following minimum annual commitments including long-term debt:

							Total
		Minimum Annual Commitment Each Year					Committed
($ thousands)	Total	2006	2007	2008	2009	2010	after 2010
Bank credit facility	$328,632	$-	$-	$328,632	$-	$-	$-
Senior unsecured notes	331,286	-	-	-	-	53,666	277,620
Pipeline commitments	33,956	6,026	6,026	5,513	2,952	2,444	10,995
Office lease	23,373	5,680	5,651	5,722	5,678	592	50
Total commitments	$717,247	$11,706	$11,677	$339,867	$8,630	$56,702	$288,665

In addition, the Fund is involved in claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favour of the Fund, however management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

14. GEOGRAPHICAL INFORMATION

Due to the acquisitions of Lyco and Sleeping Giant, the Fund now operates in Canada and the United States.

As at December 31, 2005 ($ thousands)	Oil and Gas Revenue	Capital Assets	Goodwill
Canada	$1,471,473	$3,054,078	$47,532
United States	79,096	596,249	173,702
Total	$1,550,569	$3,650,327	$221,234

As at December 31, 2004 ($ thousands)	Oil and Gas Revenue	Capital Assets	Goodwill
Canada	$1,149,765	$3,029,007	$29,082
United States	-	-	-
Total	$1,149,765	$3,029,007	$29,082

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Fund’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund’s consolidated statements differ from United States GAAP (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2005	2004 (1)
Net income as reported in the Consolidated
Statement of Income - Canadian GAAP	$432,041	$258,316
Adjustments
Depletion, depreciation, amortization and accretion (Note (a))	57,050	74,775
Amortization of financial derivative deferred charges (Note (b))	3,143	17,872
Unrealized gain (loss) on cross-currency and interest rate swap (Note (c))	(4,049)	(2,549)
Compensation expense (Note (d))	(19,732)	(6,920)
Income tax expense of above adjustments, including recovery due to change in tax rates of $2,548 for 2005 and an expense of $10,543 for 2004	(16,540)	(40,897)
Net income before cumulative effect of change in accounting principle - U.S. GAAP	451,913	300,597
Cumulative effect of adoption of SFAS 123R (Note (d))	1,753	-
Net income - U.S. GAAP	453,666	300,597
Net change in fair value of hedging instruments and available for sale securities, net of tax recovery of $5,887 (2004 - recovery of $2,860) and tax recovery due to change in tax rates of $38 for 2005 (2004 - expense of $118) (Note (e))	(11,386)	(5,709)
Net change in cumulative translation adjustment (2004 - nil) (Note (g))	(15,568)	-
Comprehensive income	$426,712	$294,888
Net income per trust unit before cumulative change in accounting principle
Basic	$4.14	$3.03
Diluted	$4.13	$3.02
Cumulative effect of change in accounting principle
Basic	$0.02	$-
Diluted	$0.02	$-
Net income per trust
Basic	$4.16	$3.03
Diluted	$4.15	$3.02
Weighted average number of trust units outstanding
Basic	109,083	99,273
Diluted	109,371	99,416
Deficit
Balance, beginning of year - U.S. GAAP	$(2,366,709)	$(1,873,467)
Net income - U.S. GAAP	453,666	300,597
Change in redemption value (Note (f))	(1,140,261)	(370,528)
Cash distributions	(498,205)	(423,311)
Balance, end of year - U.S. GAAP	$(3,551,509)	$(2,366,709)
Accumulated other comprehensive income (loss)
Balance, beginning of year - U.S. GAAP	$(13,818)	$(8,109)
Net change in fair value of hedging instruments and available for sale securities, net of tax	(11,386)	(5,709)
Net change in cumulative translation adjustment	(15,568)	-
Balance, end of year - U.S. GAAP	$(40,772)	$(13,818)
(1) Certain amounts have been reclassified to ensure presentation consistency

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($ thousands)	Canadian GAAP	Increase (Decrease)	U.S. GAAP
December 31, 2005
Other current assets (Note (e))	$257,341	$(38,977)	$218,364
Property, plant and equipment, net (Note (a))	3,650,327	(712,380)	2,937,947
Deferred credits/Financial derivative liabilities (Note (b))	57,368	61,626	118,994
Trust unit rights liability (Note (d))	-	20,654	20,654
Long-term debt (Note (c))	659,918	(56,303)	603,615
Future income taxes/Deferred income taxes	442,970	(272,403)	170,567
Unitholders’ mezzanine equity (Note (f))	-	5,580,869	5,580,869
Unitholders’ capital (Note (f))	3,405,100	(3,405,100)	-
Contributed surplus (Note (d))	5,514	(5,514)	-
Deficit (Note (f))	-	(3,551,509)	(3,551,509)
Accumulated income (Note (f))	1,408,178	(1,408,178)	-
Accumulated other comprehensive income (loss) (Note (c)(e)(g))	-	(40,772)	(40,772)
Accumulated cash distributions (Note (f))	(2,309,705)	2,309,705	-
Cumulative translation adjustment (Note (g))	(15,568)	15,568	-
December 31, 2004 (1)
Other current assets (Note (e))	$9,602	$1,668	$11,270
Deferred charges (Note (b))	5,061	(3,143)	1,918
Property, plant and equipment, net (Note (a))	3,029,007	(769,430)	2,259,577
Deferred credits/Financial derivative liabilities (Note (b))	42,303	67,899	110,202
Long-term debt (Note (c))	584,991	(43,291)	541,700
Future income taxes/Deferred income taxes	235,551	(283,018)	(47,467)
Unitholders’ mezzanine equity (Note (f))	-	3,863,946	3,863,946
Unitholders’ capital (Note (f))	2,826,641	(2,826,641)	-
Contributed surplus (Note (d))	4,636	(4,636)	-
Deficit (Note (f))	-	(2,366,709)	(2,366,709)
Accumulated income (Note (f))	976,137	(976,137)	-
Accumulated other comprehensive income (loss) (Note (c)(e))	-	(13,818)	(13,818)
Accumulated cash distributions (Note (f))	(1,811,500)	1,811,500	-
(1) Certain amounts have been reclassified to ensure presentation consistency

(a) Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproved properties. Under Canadian GAAP, an impairment loss exists when the carrying amount of the Fund’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund’s proved and probable reserves are charged to income. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2005 or 2004.

A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices and costs.

For the year ended December 31, 2005, DDA&A calculated under U.S. GAAP was $57,050,000 ($37,659,000 net of tax) lower than DDA&A calculated under Canadian GAAP. For the year ended December 31, 2004, DDA&A calculated under U.S. GAAP was $74,775,000 ($49,606,000 net of tax) lower than DDA&A calculated under Canadian GAAP.

(b) Derivative financial instruments (non-hedges)

Effective January 1, 2004, the Fund prospectively adopted CICA Accounting Guideline - 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”. As a result, most of the derivative financial instruments used by the Fund as economic hedges of commodity, interest and foreign currency transactions now receive the same accounting treatment under both Canadian and U.S. GAAP. Derivative financial assets and liabilities are presented as deferred charges and deferred credits.

Upon adoption of AcG-13, deferred credits and deferred charges of $21,015,000 were recognized representing the fair value of derivative financial instruments in place as of January 1, 2004 that do not qualify for hedge accounting. The deferred charges are amortized over the life of the financial instruments for Canadian GAAP and were equal to the aggregate of U.S. GAAP gains and losses incurred on these instruments prior to January 1, 2004. During 2005, the remaining $3,143,000 ($2,074,000 net of tax) of the deferred charges were amortized to income under AcG-13. Because this amount was expensed prior to 2004 for U.S. GAAP, the amount has been reversed in the current period.

(c) Cross-currency and interest rate swap

For Canadian GAAP, the cross-currency and interest rate swap qualifies as a fair value hedge for accounting purposes and therefore disclosure of the fair value is required with no effect on assets, liabilities or net income. Under U.S. GAAP, the fair value of the swap is recognized as a liability on the consolidated balance sheet and the underlying long-term debt is carried at fair value. Changes in the fair value of the cross-currency and interest rate swap are offset by changes in the fair value of the underlying long-term debt and the ineffective portion is taken into net income during the period.

(d) Unit-based compensation

On January 1, 2005 the Fund adopted Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” using the modified prospective application of this standard and adopted the fair value method of accounting for the rights plan for all rights granted under the plan. In 2003 and 2004 the Fund accounted for the rights plan under the intrinsic method as we believe it was not possible to measure compensation expense using an option pricing model. Based on recent discussions about our accounting for stock based compensation with the securities commissions, we have determined it is appropriate to use a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. We have evaluated the impact of using this binomial lattice option-pricing model to value the trust unit rights granted since the adoption of SFAS 123 in 2003 as opposed to the intrinsic value method. We have concluded the impact on prior financial statements is not material and therefore prior period financial statements have not been restated.

Under SFAS 123R, rights granted under our rights plan are considered liability awards whereas they were previously considered equity awards under SFAS 123. As a result of this change, on January 1, 2005 the Fund recorded a trust unit rights liability of $12,208,000 which represented the fair value of all outstanding rights on that date, in proportion to the requisite service period rendered to that date. In addition, mezzanine equity was reduced by $13,961,000, representing previously recognized compensation cost for all outstanding rights, and a recovery of $1,753,000 was recorded to cumulative effect of a change in accounting principle.

Under the fair value method for a liability award, the trust unit rights liability is calculated based on the rights fair value at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.

A U.S. GAAP difference exists as compensation expense is not recorded for rights issued prior to January 1, 2003 under Canadian GAAP. In addition, rights granted under our rights plan are considered equity awards for Canadian GAAP purposes and are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined on the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the fair value recorded in contributed surplus is recorded to unitholders’ capital.

The following chart details the U.S. GAAP differences related to our trust unit rights plan for the years ended December 31, 2005 and 2004.

	2005			2004
	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference
Compensation expense	$3,040,000	$22,772,000	$19,732,000	$4,668,000	$11,588,000	$6,920,000
Contributed Surplus	$5,514,000	$-	$(5,514,000)	$4,636,000	$-	$4,636,000
Trust unit rights liability	$-	$20,654,000	$20,654,000	$-	$-	$-

(e) Derivative instruments and available for sale securities

Under Canadian GAAP, disclosure of the fair value of derivative instruments that qualify for hedge accounting is required with no effect on assets, liabilities or net income. For U.S. GAAP, derivative instruments that qualify for hedge accounting must be measured and presented at fair value with changes in fair value of all cash flow hedges recognized in comprehensive income. Furthermore, the ineffective portion of qualified hedges is recognized in net income.

Effective December 31, 2005, the Fund stopped designating commodity financial contracts as hedges in accordance with CICA AcG-13, “Hedging Relationships”. As a result of this change, a deferred credit and deferred financial asset of $49,874,000 were recognized representing the fair value of these financial contracts. The deferred financial asset will be amortized during 2006 over the remaining lives of the financial contracts. For U.S. GAAP, these financial contracts are measured and presented at fair value with cumulative effective changes in fair value recognized in comprehensive income. Amortization of the deferred financial asset will result in a U.S. GAAP difference.

In addition, a U.S. GAAP difference exists relating to available for sale securities under SFAS 115 “Accounting for Certain Investments in Debt and Equity”. Under Canadian GAAP the fair value of marketable securities is disclosed, whereas under U.S. GAAP, available for sale securities are presented on the balance sheet at fair value with changes in fair value recognized in comprehensive income.

The Fund’s comprehensive income for the year ended December 31, 2005 includes a net loss in fair value of $17,311,000 ($11,424,000 net of tax). Comprehensive income for the year ended December 31, 2004 includes a net loss in fair value of $8,451,000 ($5,709,000 net of tax). The Fund’s accumulated comprehensive income is summarized below:

($ thousands)	2005	2004
Fair value of interest rate swaps	$(206)	$(1,412)
Fair value of natural gas instruments	(36,553)	(14,723)
Fair value of crude oil instruments	(13,321)	(6,406)
Fair value of electricity swap	1,019	20
Fair value of hedging instruments	$(49,061)	$(22,521)
Unrealized gain on available for sale securities	10,898	1,668
Cumulative translation adjustment	(15,568)	-
Deferred income taxes	12,959	7,035
Accumulated other comprehensive income (loss)	$(40,772)	$(13,818)

(f) Unitholders’ mezzanine equity

U.S. GAAP difference exists as a result of the redemption feature in the Fund’s trust units, which is required for the Fund to retain its Canadian mutual fund trust status. The trust units are redeemable at the option of the holder for approximately 85% of the current trading price. The amount of trust units that are redeemable for cash is limited to $500,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Fund. For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders’ capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity and results in the trust units being classified as mezzanine equity.

The Fund has recorded, for U.S. GAAP, unitholders’ mezzanine equity in the amount of $5,580,869,000 for 2005 and $3,863,946,000 for 2004, which represents the estimated redemption value of the trust units at 85% of the year-end market price. For 2004, this amount also includes $13,961,000 which represents the intrinsic value of rights granted under our trust unit rights incentive plan. The Fund has also recognized a deficit of $3,551,509,000 for 2005 and $2,366,709,000 for 2004, resulting from eliminating the unitholders’ capital, accumulated income and cash distributions of the Fund and replacing them with unitholders’ mezzanine equity at redemption value. Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in any period are recognized as charges to the deficit.

(g) Cumulative translation adjustment

A U.S. GAAP difference exists relating to the cumulative translation adjustment that is generated upon translating the financial statements of the Fund’s U.S. subsidiaries. For Canadian GAAP the cumulative translation adjustment is deferred and included as a separate component of equity. For U.S. GAAP this amount is recognized in comprehensive income.

The Fund’s comprehensive income for the year ended December 31, 2005 includes a net change in the cumulative translation adjustment of $15,568,000 (2004 - nil).

U.S. Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29, Accounting for Nonmonetary Transactions. This amendment eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under Statement 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance test and fair value is determinable, the transaction must be accounted for at fair value resulting in the recognition of any gain or loss. This statement is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. We do not expect the adoption of this statement will have any material impact on our results of operations or financial position.

In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.